Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS THIRD-QUARTER 2014 RESULTS

MONTERREY, MEXICO, OCTOBER 23, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached approximately U.S.$4.1 billion during the third quarter of 2014, an increase of 4% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2013. On a like-to-like basis, operating EBITDA increased by 3% during the quarter to U.S.$767 million versus the same period in 2013.

CEMEX’s Consolidated Third-Quarter 2014 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher volumes in Mexico, the U.S., and our South, Central America and the Caribbean and Asia regions, as well as higher prices of our products in most of our operations.

•	Operating earnings before other expenses, net, in the third quarter increased by 5%, to U.S.$491 million.

•	Operating EBITDA increased, on a like-to-like basis, by 3% during the quarter to U.S.$767 million.

•	Operating EBITDA margin decreased by 0.1 percentage points on a year-over-year basis reaching 18.5%.

•	Reporting a narrower controlling interest net loss of U.S$106 million during the third quarter of 2014 from a loss of U.S.$155 million in the same period last year.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$350 million, a 43% increase versus the U.S.$245 million in the same quarter of 2013.

Fernando A. González, Chief Executive Officer, said: “We are pleased with the year-to-date trends in our consolidated volumes and prices, despite the more challenging economic conditions during the quarter, especially in Europe. We continue to see favorable medium-term growth prospects for our regions, especially in the Americas where we expect most of our mid-term EBITDA growth.

We are comfortable with the steps taken so far towards attaining an investment-grade capital structure target both on the financial and operating side.”

Consolidated Corporate Results

During the third quarter of 2014, controlling interest net income was a loss of U.S.$106 million, an improvement over a loss of U.S.$155 million in the same period last year.

Total debt plus perpetual notes decreased by U.S.$96 million during the quarter.

Geographical Markets Third-Quarter 2014 Highlights

Net sales in our operations in Mexico increased 4% in the third quarter of 2014 to U.S.$803 million, compared with U.S.$776 million in the third quarter of 2013. Operating EBITDA decreased by 1% to U.S.$245 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of approximately U.S.$1.0 billion in the third quarter of 2014, up 13% from the same period in 2013. Operating EBITDA increased 74% to U.S.$136 million in the quarter, versus U.S.$78 million in the same quarter of 2013.

In Northern Europe, net sales for the third quarter of 2014 decreased 3% to approximately U.S.$1.1 billion, compared with approximately U.S.$1.2 billion in the third quarter of 2013. Operating EBITDA was U.S.$144 million for the quarter, 11% lower than the same period last year.

Third-quarter net sales in the Mediterranean region were U.S.$400 million, 7% higher compared with U.S.$375 million during the third quarter of 2013. Operating EBITDA increased 4% to U.S.$81 million for the quarter versus the comparable period in 2013.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$585 million during the third quarter of 2014, representing a decrease of 2% over the same period of 2013. Operating EBITDA decreased 6% to U.S.$199 million in the third quarter of 2014, from U.S.$210 million in the third quarter of 2013.

CEMEX’s operations in Asia reported a 9% increase in net sales for the third quarter of 2014, to U.S.$151 million, versus the third quarter of 2013, and operating EBITDA for the quarter was U.S.$40 million, up 11% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.